IN THE UNITED STATES DISTRICT COURT

                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA


- - - - - - - - - - - - - - - - - - - -x
NORFOLK SOUTHERN CORPORATION, a        :
Virginia corporation,                  :
Three Commercial Place                 :
Norfolk, VA  23510-2191,               :
                                       :
New Acquisition Corporation            :
Three Commercial Place                 :
Norfolk, VA 23510-2191,                :
                                       :
         and                           :
                                       :
Kathryn B. McQuade                     :
5114 Hunting Hills Drive               :
Roanoke, VA 24014,                     :
                                       :
                    Plaintiffs,        :
                                       :    C.A. No. _____
      -against-                        :
                                       :
Conrail Inc., a Pennsylvania           :
corporation,                           :
Two Commerce Square                    :
2001 Market Street                     :
Philadelphia, PA  19101,               :
                                       :
David M. LeVan                         :
245 Pine Street                        :
Philadelphia, PA 19103-7044,           :
                                       :
H. Furlong Baldwin                     :
4000 N. Charles Street                 :
Baltimore, MD 21218-1756,              :
                                       :
Daniel B. Burke                        :
Capital Cities/ABC Inc.                :
77 W. 66th Street                      :
New York, NY 10023-6201,               :
                                       :
(Caption continued on next page)

                      IN THE UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA

Roger S. Hillas                        :
Two Commerce Square                    :
2001 Market Street,                    :
Philadelphia, PA 19101,                :
                                       :
Claude S. Brinegar                     :
1574 Michael Lane                      :
Pacific Palisades, CA 90272-2026,      :
                                       :
Kathleen Foley Feldstein               :
147 Clifton Street                     :
Belmont, MA 02178-2603,                :
                                       :
David B. Lewis                         :
1755 Burns Street                      :
Detroit, MI 48214-2848,                :
                                       :
John C. Marous                         :
109 White Gate Road                    :
Pittsburgh, PA 15238,                  :
                                       :
David H. Swanson                       :
Countrymark Inc.                       :
950 N. Meridian Street                 :
Indianapolis, IN 46204-3909,           :
                                       :
E. Bradley Jones                       :
2775 Lander Road                       :
Pepper Pike, OH 44124-4808,            :
                                       :
Raymond T. Schuler                     :
Two Commerce Square                    :
2001 Market Street                     :
Philadelphia, PA 19101,                :
                                       :
         and                           :
                                       :
CSX Corporation                        :
One James Center                       :
901 East Cary Street                   :
Richmond, VA 23219,                    :
                                       :
                    Defendants.        :
- - - - - - - - - - - - - - - - - - - -x

                COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
                -----------------------------------------------

         Plaintiffs, by their undersigned attorneys, as and for their complaint, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                              Nature of the Action
                              --------------------

         1. This action arises from the attempt by defendants Conrail, Inc. ("Conrail"), its directors, and CSX Corporation ("CSX") to coerce, mislead, and fraudulently manipulate Conrail's shareholders to swiftly deliver control of Conrail to CSX and to forestall any competing higher bid for Conrail by plaintiff Norfolk Southern Corporation ("NS"). Defendants' actions are in violation of the federal securities laws governing proxy solicitations and tender offers. Further, several of defendants' actions are illegal and ultra vires under Pennsylvania statutory law. Finally, defendants' actions are in plain breach of the defendant Conrail directors' fiduciary duties of care and loyalty.

         2. In a surprise move on October 15, 1996, defendants Conrail and CSX announced a deal to rapidly transfer control of Conrail to CSX and foreclose any other bids for Conrail (the "CSX Transaction"). The CSX Transaction is to be accomplished through a complicated multi-tier structure involving a coercive front-end loaded cash tender offer, a lock-up stock option and, following required regulatory approvals or exemptions, a back-end merger in which Conrail shareholders will receive stock and, under certain circumstances, cash. According to the October 16, 1996 Wall Street Journal, the blended value of the CSX Transaction was $89 per Conrail share. Integral to this deal are executive succession and compensation guarantees for Conrail management and board composition covenants effectively ensuring Conrail directors of continued board seats.

         3. Because plaintiff NS believes that a business combination between Conrail and NS would yield benefits to both companies and their constituencies far superior to any benefits offered by the proposed Conrail/CSX combination, NS is today announcing its intention to commence, through its wholly-owned subsidiary, plaintiff NEW ACQUISITION CORPORATION ("NAC") a cash tender offer (the "NS Offer") for any and all shares of Conrail stock at $100 per share, to be followed by a cash merger at the same price (the "Proposed Merger," and together with the NS Offer, the "NS Proposal").

         4. By this action, plaintiffs NS, NAC, and Kathryn B. McQuade, a Conrail shareholder, seek emergency relief against defendants' illegal attempt to lock-up the rapid sale of control of Conrail to CSX through their scheme of coercion, deception and fraudulent manipulation. Specifically, plaintiffs seek:

    o Injunctive relief with respect to defendants' violations of the federal securities laws, including preliminary injunctive relief enjoining the special meeting of Conrail's shareholders scheduled for November 14, 1996 and enjoining the consummation of CSX's tender offer until corrective disclosures are made and adequately disseminated.

    o Declaratory and injunctive relief with respect to illegal and ultra vires acts by Conrail and its directors, including a proposed amendment to Conrail's charter and the September 1995 amendment of Conrail's Poison Pill Plan to include a "Continuing Director" limitation on amendment and redemption.

    o Declaratory and injunctive relief concerning breach of the Conrail directors' fiduciary duties of loyalty and care in attempting to lock up the sale of control of Conrail to CSX.

In addition, to facilitate the NS Proposal, plaintiffs seek certain declaratory relief with respect to replacement of Conrail's Board of Directors at Conrail's next annual meeting of shareholders.

                             Jurisdiction and Venue
                             ----------------------

         5. This Court has jurisdiction over this complaint pursuant to 28 U.S.C. ss.ss. 1331 and 1367.

         6.   Venue is proper in this District pursuant to 28 U.S.C. ss. 1391.

                                  The Parties
                                  -----------

         7. Plaintiff NS is a Virginia corporation with its principal place of business in Norfolk, Virginia. NS is a holding company operating rail and motor transportation services through its subsidiaries. As of December 31, 1995, NS' railroads operated more than 14,500 miles of road in the states of Alabama, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Michigan, Mississippi, Missouri, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia, and the Province of Ontario, Canada. The lines of NS' railroads reach most of the larger industrial and trading centers in the Southeast and Midwest, with the exception of those in Central and Southern Florida. In the fiscal year ended December 31, 1995, NS had net income of $712.7 million on total transportation operating revenues of $4.668 billion. According to the New York Times, NS "is considered by many analysts to be the nation's best-run railroad." NS is the beneficial owner of 100 shares of common stock of Conrail.

         8. Plaintiff NAC is a Pennsylvania corporation. The entire equity interest in NAC is owned by NS. NAC was organized by NS for the purpose of acquiring the entire equity interest in Conrail.

         9. Plaintiff Kathryn B. McQuade is and has been, at all times relevant to this action, the owner of Conrail common stock.

         10. Defendant Conrail is a Pennsylvania corporation with its principal place of business in Philadelphia, Pennsylvania. Conrail is the major freight railroad serving America's Northeast-Midwest region, operating over a rail network of approximately 11,000 route miles. Conrail's common stock is widely held and trades on the New York Stock Exchange. During the year ended December 31, 1995, Conrail had net income of $264 million on revenues of $3.68 billion. On the day prior to announcement of the CSX Transaction, the closing per share price of Conrail common stock was $71.

         11. Defendant David M. LeVan is President, Chief Executive Officer, and Chairman of Conrail's Board of Directors. Defendants H. Furlong Baldwin, Daniel B. Burke, Roger S. Hillas, Claude S. Brinegar, Kathleen

Foley Feldstein, David B. Lewis, John C. Marous, David H. Swanson, E. Bradley Jones, and Raymond T. Schuler are the remaining directors of Conrail. The foregoing individual defendant directors of Conrail (collectively, the "Defendant Directors") owe fiduciary duties to Conrail and its stockholders, including plaintiffs.

         12. Defendant CSX is a Virginia corporation with its principal place of business in Richmond, Virginia. CSX is a transportation company providing rail, intermodal, ocean container-shipping, barging, trucking and contract logistic services. CSX's rail transportation operations serve the southeastern and midwestern United States.

                               Factual Background
                               ------------------
The Offer
---------

         13. In response to the surprise October 15 announcement of the CSX Transaction, on October 23, 1996, NS announced its intention to commence a public tender offer for any and all shares of Conrail common stock at a price of $100 in cash per share. NS further announced that it intends, as soon as practicable following the closing of the Offer, to acquire the entire equity interest in Conrail by causing it to merge with NAC in the Proposed Merger. In the Proposed Merger, Conrail common stock not tendered and accepted in the Offer would be converted into the right to receive $100 in cash per share. The Offer and the Proposed Merger represent a 40.8% premium over the closing market price of Conrail stock on October 14, 1996, the day prior to announcement of the CSX Transaction.

         14. In a letter to be delivered on October 23, 1996 to the Defendant Directors, NS states that it is flexible as to all aspects of the NS proposal and expresses its eagerness to negotiate a friendly merger with Conrail. The letter indicates, in particular, that while the NS Proposal is a proposal to acquire the entire equity interest in Conrail for cash, NS is willing to discuss, if the Conrail board so desires, including a substantial equity component to the consideration to be paid in a negotiated transaction so that current Conrail shareholders could have a continuing interest in the combined NS/Conrail enterprise.

The Current Crisis: In a Surprise Move
Intended To Foreclose Competing Bids,
Conrail and CSX Announce On October 15
That Conrail Has Essentially Granted CSX
A Lock-Up Over Control Of The Company, And
Conrail Schedules A Special Meeting Of Its
Shareholders On Short Notice To Approve A
Discriminatory Charter Amendment Designed To
Facilitate Quick Completion Of The Lock-Up Deal
-----------------------------------------------

         15. After many months of maintaining that Conrail was not for sale, on October 16, 1996 the Conrail Board announced an abrupt about face: Conrail would be sold to CSX in a multiple-step transaction designed to swiftly transfer effective, if not absolute, voting control over Conrail to a voting trustee who would be contractually required to vote to approve CSX's acquisition of the entire equity interest in Conrail through a follow-up stock merger.

         16. Indeed, if the relief requested herein is not granted, the fate of Conrail could be effectively determined on November 14, 1996, just 23 business days after announcement of the CSX transaction. That is when Conrail shareholders will be called upon to vote on a proposed amendment to Conrail's certificate of incorporation designed to facilitate the swift transfer of control in favor of CSX, and only CSX. If they approve the Charter Amendment, and then, in the misinformed belief that the NS Proposal does not present a viable and superior alternative, tender 40% of Conrail's stock to CSX, Conrail's shareholders will have been coerced by defendants' fraudulent and manipulative tactics to sell Conrail to the low bidder.

Defendants Were Well Aware That
A Superior Competing Acquisition
Proposal By NS was Inevitable
--------------------------------

         17. For a number of years, certain members of senior management of NS, including David R. Goode, Chairman and Chief Executive Officer of Norfolk Southern, have spoken numerous times with senior management of Conrail, including former Conrail Chairman and CEO, James A. Hagen and current Conrail Chairman and CEO, defendant David W. LeVan concerning a possible business combination between NS and Conrail. Ultimately, Conrail management encouraged such discussions prior to Mr. Hagen's retirement as Chief Executive Officer of Conrail. Conrail discontinued such discussions in September 1994, when the Conrail Board elected Mr. LeVan as Conrail's President and Chief Operating Officer as a step toward ultimately installing him as Chief Executive Officer and Chairman upon Mr. Hagen's departure.

         18. Prior to 1994, senior management of NS and Conrail discussed, from time to time, opportunities for business cooperation between the companies, and, in some of those discussions, the general concept of a business combination. While the companies determined to proceed with certain business cooperation opportunities, including the Triple Crown Services joint venture, no decisions were reached concerning a business combination at that time.

         19. In March of 1994, Mr. Hagen approached Mr. Goode to suggest that under the current regulatory environment, Conrail management now believed that a business combination between Conrail and NS could be accomplished, and that the companies should commence discussion of such a transaction. Mr. Goode agreed to schedule a meeting between legal counsel for NS and Conrail for the purpose of discussing regulatory issues. Following that meeting, Mr. Goode met with Mr. Hagen to discuss in general terms an acquisition of Conrail by NS. Thereafter, during the period from April through August 1994, management and senior financial advisors of the respective companies met on numerous occasions to negotiate the terms of a combination of Conrail and NS. The parties entered into a confidentiality agreement on August 17, 1994. During these discussions, Mr. Hagen and other representatives of Conrail pressed for a premium price to reflect the acquisition of control over Conrail by NS. Initially, NS pressed instead for a stock-for-stock merger of equals in which no control premium would be paid to Conrail shareholders. Conrail management insisted on a control premium, however, and ultimately the negotiations turned toward a premium stock-for-stock acquisition of Conrail.

         20. By early September 1994, the negotiations were in an advanced stage. NS had proposed an exchange ratio of 1-to-1, but Conrail management was still pressing for a higher premium. In a meeting in Philadelphia on September 23, 1994, Mr. Goode increased the proposed exchange ratio to 1.1-to-1, and left the door open to an even higher ratio. Mr. Hagen then told Mr. Goode that they could not reach agreement because the Conrail board had determined to remain independent and to pursue a stand alone policy. The meeting then concluded.

         21. The 1.1 to 1 exchange ratio proposed by Mr. Goode in September of 1994 reflected a substantial premium over the market price of Conrail stock at that time. If one applies that ratio to NS's stock price on October 14, 1996 -- the day the Conrail Board approved the CSX Transaction -- it implies a per share acquisition price for Conrail of over $101. Thus, there can be no question that Mr. LeVan, if not Conrail's Board, was well aware that NS would likely be willing and able to offer more -- to Conrail's shareholders, rather than management, that is -- than CSX could offer for an acquisition of Conrail.

Defendant LeVan Actively Misleads NS
Management In Order To Permit Him To
Lock Up The Sale of Conrail to CSX
------------------------------------

         22. During the period following September of 1994, Mr. Goode from time to time had conversations with Mr. LeVan. During virtually all of these conversations, Mr. Goode expressed NS's strong interest in negotiating an acquisition of Conrail. Mr. LeVan responded that Conrail wished to remain independent. Nonetheless, Mr. Goode was led to believe that if and when the Conrail Board determined to pursue a sale of the company, it would do so through a process in which NS would have an opportunity to bid.

         23. At its September 24, 1996 meeting, the NS Board reviewed its strategic alternatives and determined that NS should press for an acquisition of Conrail. Accordingly, Mr. Goode again contacted Mr. LeVan to (i) reiterate NS's strong interest in acquiring Conrail and (ii) request a meeting at which he could present a concrete proposal. Mr. LeVan responded that the Conrail board would be holding a strategic planning meeting that month and that he and Mr. Goode would be back in contact after that meeting. Mr. Goode emphasized that he wished to communicate NS's position so that Conrail's Board would be aware of it during the strategic planning meeting. Mr. LeVan stated that it was unnecessary for Mr. Goode to do so. At that point, the conversation concluded.

         24. Following September 24, Mr. LeVan did not contact Mr. Goode. Finally, on Friday, October 4, 1996, Mr. Goode telephoned Mr. LeVan. Mr. Goode again reiterated NS's strong interest in making a proposal to acquire Conrail. Mr. LeVan responded that the Conrail Board would be meeting on October 16, 1996, and assumed that he and Mr. Hagen would contact Mr. Goode following that meeting. Mr. Goode again stated that NS wanted to make a proposal so that the Conrail Board would be aware of it. Mr. LeVan stated that it was unnecessary to do so.

On the Day Before the Purportedly
Scheduled Meeting of Conrail's Board,
Defendants Announce the CSX Transaction
---------------------------------------

         25. To NS's surprise and dismay, on October 15, 1996, Conrail and CSX announced that they had entered into a definitive merger agreement (the "CSX Merger Agreement") pursuant to which control of Conrail would be swiftly sold to CSX and then a merger would be consummated following required regulatory approvals (the "CSX Transaction"). The Wall Street Journal reported on October 16, 1996 that the CSX Transaction, in which

Conrail shareholders would receive cash and stock consideration, was valued at $89 per Conrail share. The CSX Transaction includes a break-up fee of $300 million and a lock-up stock option agreement threatening substantial dilution to any rival bidder for control of Conrail. Integral to the CSX Transaction are covenants substantially increasing Mr. LeVan's compensation and guaranteeing that he will succeed John W. Snow, CSX's Chairman and Chief Executive Officer, as the combined company's CEO and Chairman.

CSX's Snow Implies That the CSX Transaction
Is a Fait Accompli and States That Conrail's
Directors Have Almost No Fiduciary Duties
--------------------------------------------

         26. On October 16, 1996, Mr. Goode met in Washington, D.C. with Mr. Snow to discuss the CSX Transaction and certain regulatory issues that its consummation would raise. Mr. Snow advised Mr. Goode during that meeting that Conrail's counsel and investment bankers had ensured that the CSX Transaction would be "bulletproof," implying that the sale of control of Conrail to CSX is now a fait accompli. Mr. Snow added that the "Pennsylvania statute," referring to Pennsylvania's Business Corporation Law, was "great," and that Conrail's directors have almost no fiduciary duties. Mr. Snow's comments were intended to discourage NS from making a competing offer for control of Conrail and to suggest that NS had no choice but to negotiate with CSX for access to such portions of Conrail's rail system as would be necessary to address the regulatory concerns that would be raised by consummation of the CSX Transaction. After Mr. Snow told Mr. Goode what CSX was willing to offer to NS in this regard, the meeting concluded.

NS Responds With a
Superior Offer for Conrail
--------------------------

         27. On October 22, the NS Board met to review its strategic options in light of announcement of the CSX Transaction. Because the NS Board believes that a combination of NS and Conrail would offer compelling benefits to both companies, their shareholders, and their other constituencies, it determined that NS should make a competing bid for Conrail. On October 23, 1996, the date of this Complaint, NS is publicly announcing its intention to commence a cash tender offer for any and all shares of Conrail stock for $100 per share, to be followed, after required regulatory approvals, by a cash merger at the same price.

                              The CSX Transaction
                              -------------------
Rapid Transfer of Control
-------------------------

         28. The CSX transaction is structured to include (i) a first step cash tender offer for up to 19.9% of Conrail's stock, (ii) an amendment to Conrail's charter to opt out of coverage under Subchapter 25E of Pennsylvania's Business Corporation Law (the "Charter Amendment"), which requires any person acquiring control over 20% or more of the corporation's voting power to acquire all other shares of the corporation for a "fair price," as defined in the statute, in cash, (iii) following such amendment, an acquisition of additional shares which, in combination with other shares already acquired, would constitute at least 40% and up to approximately 50% of Conrail's stock, and
(iv) following required regulatory approvals, consummation of a follow-up stock-for-stock merger.

         29. Thus, once the Charter Amendment is approved, CSX will be in a position to acquire either effective or absolute control over Conrail. Conrail admits that the CSX Transaction contemplates a sale of control of Conrail. In its preliminary proxy materials filed with the SEC, Conrail stated that if CSX acquires 40% of Conrail's stock, approval of the merger will be

"virtually certain." CSX could do so either by increasing the number of shares it will purchase by tender offer, or, if tenders are insufficient, by accepting all tendered shares and exercising the Stock Option. CSX could obtain "approximately 50 percent" of Conrail's shares by purchasing 40% pursuant to tender offer and by exercising the Stock Option, in which event shareholder approval of the CSX Merger will be, according to Conrail's preliminary proxy statement, "certain."

         30. The swiftness with which the CSX Transaction is designed to transfer control over Conrail to CSX can only be viewed as an attempt to lock up the CSX Transaction and benefits it provides to Conrail management, despite the fact that a better deal, financially and otherwise, is available for Conrail, its shareholders, and its other legitimate constituencies. The Charter Amendment

         31. Conrail's Preliminary Proxy Materials for the November 14, 1996 Special Meeting set forth the resolution to be voted upon by Conrail's shareholders as follows:

         An amendment (the "Amendment") of the Articles of Incorporation of Conrail is hereby approved and adopted, by which, upon the effectiveness of such amendment Article Ten thereof will be amended and restated in its entirety as follows: Subchapter E, Subchapter G and Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, shall not be applicable to the Corporation; and further, that the Board of Directors of Conrail, in its discretion, shall be authorized to direct certain executive officers of Conrail to file or not to file the Articles of Amendment to Conrail's Articles of Incorporation reflecting such Amendment or to terminate the Articles of Amendment prior to their effective date, if the Board determines such action to be in the best interests of Conrail.

         32.  Further, the preliminary proxy materials state that

         Pursuant to the Merger Agreement and in order to facilitate the transactions contemplated thereby, if the [Charter Amendment] is approved, Conrail would be required to file the Amendment with the Pennsylvania Department of State so as to permit the acquisition by CSX of in excess of 20% of the shares, such filing to be made and effective immediately prior to such acquisition. If CSX is not in a position to make such acquisition (because, for example, shares have not been tendered to CSX, Conrail is not required to make such filing, (although approval of the [Charter Amendment] will authorize Conrail to do so) and Conrail does not currently intend to make such filing unless it is required under the Merger Agreement to permit CSX to acquire in excess of 20% of the Shares.

         33. Thus, if Conrail shareholders fail to tender sufficient shares to CSX to permit CSX to acquire in excess of 20% of the shares, for example, because they wish to instead accept the superior NS Proposal, the Defendant Directors are actually asking Conrail shareholders to grant them the authority to discriminatorily withhold the filing of the Charter Amendment, and thereby attempt to prevent consummation of the NS Proposal.

LeVan's Deal
------------

         34. As an integral part of the CSX Transaction, CSX, Conrail, and defendant LeVan have entered into an employment agreement dated as of October 14, 1996 (the "LeVan Employment Agreement"), covering a period of five-years from the effective date of any merger between CSX and Conrail. The LeVan Employment Agreement provides that Mr. LeVan will serve as Chief Operating Officer and President of the combined CSX/Conrail company, and as Chief Executive Officer and President of the railroad businesses of Conrail and CSX, for two years from the effective date of a merger between CSX and Conrail (the "First Employment Segment"). Additionally, Mr. LeVan will serve as Chief Executive Officer of the combined CSX/Conrail company for a period of two years beginning immediately after the First Employment Segment (the "Second Employment Segment"). During the period commencing immediately after the Second Employment Segment, or, if earlier, upon the termination of Mr. Snow's status as Chairman of the Board (the "Third

Employment Segment"), Mr. LeVan will additionally serve as Chairman of the Board of the combined CSX/Conrail company.

         35. Defendant LeVan received a base salary from Conrail of $514,519 and a bonus of $24,759 during 1995. The LeVan Employment Agreement ensures substantially enhanced compensation for defendant LeVan. It provides that during the First Employment Segment, Mr. LeVan shall receive annual base compensation at least equal to 90% of the amount received by the Chief Executive Officer of CSX, but not less than $810,000, together with bonus and other incentive compensation at least equal to 90% of the amount received by the Chief Executive Officer of CSX. During 1995, Mr. Snow received a base salary of $895,698 and a bonus having a cash value of $1,687,500. Thus, if Mr. Snow's salary and bonus were to equal Mr. Snow's 1995 salary and bonus, the LeVan Employment Agreement would provide LeVan with a salary of $810,000 and a bonus of $1,518,750 in the First Employment Period. During the Second and Third Employment Segments, Mr. LeVan will receive compensation in an amount no less than that received by the Chief Executive Officer during the First Employment Segment, but not less than $900,000.

         36. If CSX terminates Mr. LeVan's employment for a reason other than cause or disability or Mr. LeVan terminates employment for good reason (as those terms are defined in the LeVan Employment Agreement), Mr. LeVan will be entitled to significant lump sum cash payments based on his compensation during the five year term of the employment agreement, continued employee welfare benefits for the longer of three years or the number of years remaining in the employment agreement; and the immediate vesting of outstanding stock-based awards. The $300 Million Break-Up Fee

         37. The CSX Merger Agreement provides for a $300 million break-up fee. This fee would be triggered if the CSX Merger Agreement were terminated following a competing takeover proposal.

         38. This breakup fee is disproportionally large, constituting over 3.5% of the aggregate value of the CSX Transaction. The breakup fee unreasonably tilts the playing field in favor of the CSX Transaction -- a transaction that the defendant directors knew, or reasonably should have known, at the time they approved the CSX Transaction, provided less value and other benefits to Conrail and its constituencies than would a transaction with NS.

The Lock-Up Stock Option
------------------------

         39. Concurrently with the Merger Agreement, Conrail and CSX entered into an option agreement (the "Stock Option Agreement") pursuant to which Conrail granted to CSX an option, exercisable in certain events, to purchase 15,955,477 Shares of Conrail common stock at an exercise price of $92.50 per share, subject to adjustment.

         40. If, during the time that the option under the Stock Option Agreement is exercisable, Conrail enters into an agreement pursuant to which all of its outstanding common shares are to be purchased for or converted into, in whole or in part, cash, in exchange for cancellation of the Option, CSX shall receive an amount in cash equal to the difference (if positive) between the closing market price per Conrail Common Share on the day immediately prior to the consummation of such transaction and the purchase price. In the event
(i) Conrail enters into an agreement to consolidate with, merge into, or sell substantially all of its assets to any person, other than CSX or a direct or indirect subsidiary thereof, and Conrail is not the surviving corporation, or
(ii) Conrail allows any person, other than CSX or a direct or indirect subsidiary thereof, to merge into or consolidate with Conrail in a series of transactions in which the Conrail Common Shares or other securities of Conrail represent less than 50% of the outstanding voting securities of the merged corporation, then the option will be adjusted, exchanged, or converted into options with identical terms as those described in the Stock Option Agreement, appropriately adjusted for such transaction.

         41. CSX and Conrail also entered into a similar option agreement, pursuant to which CSX granted to Conrail an option, exercisable only in certain events, to purchase 43,090,773 shares of CSX Common Stock at an exercise price of $64.82 per share.

         42. The exercise price of the option under the Stock Option Agreement is $92.50 per share. The Stock Option Agreement contemplates that 15,955,477 authorized but unissued Conrail shares would be issued upon its exercise. Thus, for each dollar above $92.50 that is offered by a competing bidder for Conrail, such as NS, the competing acquiror would suffer $15,955,477 in dilution. Moreover, there is no cap to the potential dilution. At NS's offer of $100 per share, the dilution attributable to the Stock Option would be $119,666,077.50. At a hypothetical offering price of

$101 per share, the dilution would total $135,621,554.50. This lock-up structure serves no legitimate corporate purpose, as it imposes increasingly severe dilution penalties the higher the competing bid!

         43. At the current $100 per share level of NS's bid, the sum of the $300 million break-up fee and Stock Option dilution of $119,666,077.50 constitutes nearly 5.2% of the CSX Transaction's $8.1 billion value. This is an unreasonable impediment to NS's offer. Moreover, because these provisions were not necessary to induce an offer that is in Conrail's best interests, but rather were adopted to lock up a deal providing Conrail's management with personal benefits while selling Conrail to the low bidder, their adoption constituted a plain breach of the defendant directors' fiduciary duty of loyalty.

Selective Discriminatory
Treatment of Competing Bids
---------------------------

         44. Finally, the Conrail board has breached its fiduciary duties by selectively (i) rendering Conrail's poison pill rights plan inapplicable to the CSX Transaction, (ii) approving the CSX Transaction and thus exempting it from the 5-year merger moratorium under Pennsylvania's Business Combination Statute, and (iii), as noted above, purporting to approve the Charter Amendment in favor of CSX only.

         45. While Pennsylvania law does not require directors to amend or redeem poison pill rights or to take action rendering anti-takeover provisions inapplicable, the law is silent with respect to the duties of directors once they have determined to do so. Once directors have determined to render poison pill rights and anti-takeover statutes inapplicable to a change of control transaction, their fundamental fiduciary duties of care and loyalty require them to take such actions fairly and equitably, in good faith, after due investigation and deliberation, and only for the purpose of fostering the best interests of the corporation, and not to protect selfish personal interests of management.

         46. Thus, Conrail's directors are required to act evenhandedly, redeeming the poison pill rights and rendering anti-takeover statutes inapplicable only to permit the best competing control transaction to prevail. Directors cannot take such selective and discriminatory defensive action to favor corporate executives' personal interests over those of the corporation, its shareholders, and other legitimate constituencies.

                     Defendants' Campaign Of Misinformation
                     --------------------------------------

         47. On October 15, 1996, Conrail and CSX issued press releases announcing the CSX transaction, and Conrail published and filed preliminary proxy materials with the SEC. On October 16, 1996, CSX filed and published its
Schedule 14D-1 Tender Offer Statement and Conrail filed its Schedule 14D-9 Solicitation/ Recommendation Statement. These communications to Conrail's shareholders reflect a scheme by defendants to coerce, mislead and fraudulently manipulate such shareholders to swiftly deliver control of Conrail to CSX and effectively frustrate any competing higher bid.

         48. Conrail's Preliminary Proxy Statement contains the following misrepresentations of fact:

              (a) Conrail states that "certain provisions of Pennsylvania law effectively preclude ... CSX from purchasing 20% or more" of Conrail's shares in the CSX Offer "or in any other manner (except the [CSX] Merger." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

              (b) Conrail states that its "Board of Directors believes that Conrail shareholders should have the opportunity to receive cash in the nearterm for 40% of [Conrail's] shares," and that "[t]he Board of Directors believes it is in the best interests of shareholders that they have the opportunity to receive cash for 40% of their shares in the near term." These statements are false. First of all, the Conrail Board believes that Conrail shareholders should have the opportunity to receive cash in the near-term for 40% of Conrail's shares only if such transaction will swiftly deliver effective control of Conrail to CSX. Second, the Conrail Board of Directors does not believe that such swift transfer of control to CSX is in the best interests of Conrail shareholders; rather, the Conrail Board of Directors believes that swift transfer of effective control over Conrail to CSX through the CSX Offer will lock-up the CSX Transaction and preclude Conrail shareholders from any opportunity to receive the highest reasonably available price in a sale of control of Conrail.

         49. CSX's Schedule 14D-1 contains the following misrepresentations of fact:

              (a) CSX states that the "purpose of the [CSX] Offer is for [CSX] . . . to acquire a significant equity interest in [Conrail] as the first step in a business combination of [CSX] and [Conrail]." This statement is false. The purpose of the CSX Offer is to swiftly transfer effective control over Conrail to CSX in order to lock up the CSX Transaction and foreclose the acquisition of Conrail by any competing higher bidder.

              (b) CSX states that "the Pennsylvania Control Transaction Law effectively precludes [CSX, through its acquisition subsidiary] from purchasing 20% or more of Conrail's shares pursuant to the [CSX] Offer." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

         50. Conrail's Schedule 14D-9 states that "the [CSX Transaction] . . . is being structured as a true merger-of-equals transaction." This statement is false. The CSX Transaction is being structured as a rapid, locked-up sale of control of Conrail to CSX involving a significant, albeit inadequate, control premium.

         51. Each of the Conrail Preliminary Proxy Statement, the CSX Schedule 14D-1, and the Conrail Schedule 14D-9 omit to disclose the following material facts, the disclosure of which are necessary to make the statements made in such documents not misleading:

              (a) That both Conrail (and its senior management) and CSX (and its senior management) knew (i) that NS was keenly interested in acquiring Conrail, (ii) that NS has the financial capacity and resources to pay a higher price for Conrail than CSX could, and (iii) that a financially superior competing bid for Conrail by NS was inevitable.

              (b) That Conrail management led NS to believe that if and when the Conrail Board determined to sell Conrail, it would do so through a process in which NS would be given the opportunity to bid, and that in the several weeks prior to the announcement of the CSX Transaction, defendant LeVan on two occasions prevented Mr. Goode from presenting an acquisition proposal to Conrail by stating to him that making such a proposal would be unnecessary and that Mr. LeVan would contact Mr. Goode concerning NS's interest in acquiring Conrail following (i) the Conrail Board's strategic planning meeting scheduled for September 1996 and (ii) a meeting of the Conrail Board purportedly scheduled for October 16, 1996.

              (c) That in September of 1994, NS had proposed a stock-for-stock acquisition of Conrail at an exchange ratio of 1.1 shares of NS stock for each share of Conrail stock, which ratio, if applied to the price of NS stock on the day before announcement of the CSX Transaction, October 14, 1996, implied a bid by NS worth over $101 per Conrail share.

              (d) That the CSX Transaction was structured to swiftly transfer effective, if not absolute voting control over Conrail to CSX, and to prevent any other bidders from acquiring Conrail for a higher price.

              (e) That although Conrail obtained opinions from Morgan Stanley and Lazard Freres that the consideration to be received by Conrail stockholders in the CSX Transaction was "fair" to such shareholders from a financial point of view, Conrail's Board did not ask its investment bankers whether the CSX Transaction consideration was adequate, from a financial point of view, in the context of a sale of control of Conrail such as the CSX Transaction.

              (f) That although in arriving at their "fairness" opinions, both Morgan Stanley and Lazard Freres purport to have considered the level of consideration paid in comparable transactions, both investment bankers failed to consider the most closely comparable transaction -- NS's September 1994 merger proposal, which as noted above, would imply a price per Conrail share in excess of $101.

              (g) That, if asked to do so, Conrail's investment bankers would be unable to opine in good faith that the consideration offered in the CSX Transaction is adequate to Conrail's shareholders from a financial point of view.

              (h) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the $300 million break-up fee included in the CSX Transaction.

              (i) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the Stock Option Agreement granted by Conrail to CSX in connection with the CSX Transaction.

              (j) That the Stock Option Agreement is structured so as to impose increasingly severe dilution costs on a competing bidder for control of Conrail for progressively higher acquisition bids.

              (k) That the Conrail Board intends to withhold the filing of the Charter Amendment following its approval by Conrail's stockholders if the effectiveness of such amendment would facilitate any bid for Conrail other than the CSX Transaction.

              (l) That the Charter Amendment and/or its submission to a vote of the Conrail shareholders is illegal and ultra vires under Pennsylvania law.

              (m) That the Conrail Board's discriminatory (i) use of the Charter Amendment, (ii) amendment of the Conrail Poison Pill and (iii) action exempting the CSX Transaction from Pennsylvania's Business Combination Statute, all to facilitate the CSX Transaction and to preclude competing financially superior offers for control of Conrail, constitute a breach of the defendant directors' fiduciary duty of loyalty.

              (n) That Conrail's Board failed to conduct a reasonable, good faith investigation of all reasonably available material information prior to approving the CSX transaction and related agreements, including the lock-up Stock Option Agreement.

              (o) That in recommending that Conrail's shareholders tender their shares to CSX in the CSX Offer, Conrail's Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

              (p) That in recommending that Conrail's shareholders approve the Charter Amendment, the Conrail Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

              (q) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given by the Conrail Board to interests of persons and/or groups other than Conrail's shareholders.

              (r) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given to the personal interests of defendant LeVan in increasing his compensation and succeeding Mr. Snow as Chairman and Chief Executive Officer of the combined CSX/Conrail company.

              (s) That the Continuing Director Requirement in Conrail's Poison Pill (described below in paragraphs 54 through 60, adopted by Conrail's board in September 1995 and publicly disclosed at that time, is illegal and ultra vires under Pennsylvania law and therefore is void and unenforceable.

         52. Each of the misrepresentations and omitted facts detailed above are material to the decisions of Conrail's shareholders concerning whether to vote in favor of the Charter Amendment and whether, in response to the CSX Offer, to hold, sell to the market, or tender their shares, because such misrepresentations and omitted facts bear upon (i) the good faith of the Conrail directors in recommending that Conrail shareholders approve the Charter Amendment and tender their shares in the CSX Offer, (ii) whether taking such actions are in the best interests of Conrail shareholders, (iii) whether the CSX Offer represents financially adequate consideration for the sale of control of Conrail and/or (iv) whether the economically superior NS Proposal is a viable, available alternative to the CSX Transaction. Absent adequate corrective disclosure by the defendants, these material misrepresentations and omissions threaten to coerce, mislead, and fraudulently manipulate Conrail shareholders to approve the Charter Amendment and deliver control of Conrail to CSX in the CSX Offer, in the belief that the NS Proposal is not an available alternative.

                    Conrail's Directors Attempt To Override
                      Fundamental Principles of Corporate
                       Democracy By Imposing A Continuing
                    Directors Requirement in Conrail's Pill
                    ---------------------------------------

         53. As noted above, Conrail's directors have long known that it was an attractive business combination candidate to other railroad companies, including NS.

         54. Neither Conrail management nor its Board, however, had any intention to give up their control over Conrail, unless the acquiror was willing to enter into board compensation, executive succession, and compensation and benefit arrangements satisfying the personal interests of Conrail management and the defendant directors, such as the assignments provided for in the CSX Transaction. They were aware, however, that through a proxy contest, they could be replaced by directors who would be receptive to a change in control of Conrail regardless of defendants' personal interests. Accordingly, on September 20, 1995, the Conrail directors attempted to eliminate the threat to their continued incumbency posed by the free exercise of Conrail's stockholders' franchise. They drastically altered Conrail's existing Poison Pill Plan, by adopting a "Continuing Director" limitation to the Board's power to redeem the rights issued pursuant to the Rights Plan (the "Continuing Director Requirement").

         55. Prior to adoption of the Continuing Director Requirement, Conrail's Rights Plan was a typical "flip-in, flip-over" plan, designed to make an unsolicited acquisition of Conrail prohibitively expensive to an acquiror.

         56. Under the plan, stockholders received a dividend of originally uncertificated, unexercisable rights. The rights would become exercisable and certificated on the so-called "Distribution Date," which under the Rights Agreement is defined as the earlier of 10 days following public announcement that a person or group has acquired beneficial ownership of 10% or more of Conrail's stock or 10 days following the commencement of a tender offer that would result in 10% or greater ownership of Conrail stock by the bidder. On the Distribution Date, Conrail would issue certificates evidencing the rights, each of which would allow the holder to purchase a share of Conrail stock at a price set above market. Once certificates were issued, the rights could trade separately from the associated shares of Conrail stock.

         57. The rights would "flip in" when, among other things, a person or group obtained 10% ownership of Conrail stock. Upon "flipping in," each right would entitle the holder to receive common stock of Conrail having a value of twice the exercise price of the right. That is, each right would permit the holder to purchase newly issued common stock of Conrail at half price. The person or group acquiring the 10% or greater ownership, however, would be ineligible to exercise such rights. Thus, the Rights Plan would dilute the acquiror's equity and voting position. The rights would "flip over" if Conrail were to engage in a merger in which it was not the surviving entity. Holders of rights, other than the acquiror, would then have the right to buy stock of the surviving entity at half price, again diluting the acquiror's position.

         58. At any time prior to the Distribution Date, the Board of Directors of Conrail could either redeem the rights for a nominal payment or amend the Rights Agreement to render the rights inapplicable to an acquiror approved by the Board. By virtue of its redemption and amendment provisions, the original Rights Plan placed the power to approve or prevent an acquisition in Conrail's duly elected Board of Directors.

         59. The September 20, 1995 adoption of the Continuing Director Requirement changed this reservation of power. It added an additional requirement for amendment of the Rights Agreement or redemption of the rights. For such action to be effective, at least two members of the Board must be "Continuing Directors," and the action must be approved by a majority of such "Continuing Directors." "Continuing Directors" are defined as members of the Conrail Board as of September 20, 1995, i.e., the incumbents, or their handpicked successors.

         60. By adopting the Continuing Director Requirement, the Defendant Directors intentionally and deliberately have attempted to destroy the right of stockholders of Conrail to replace them with new directors who would have the power to redeem the rights or amend the Rights Agreement in the event that such new directors deemed such action to be in the best interests of the company. That is, instead of vesting the power to accept or reject an acquisition in the duly elected Board of Directors of Conrail, the Rights Plan as amended destroys the power of a duly elected Board to act in connection with acquisition offers, unless such Board happens to consist of the current incumbents or their hand-picked successors. Thus, the Continuing Director Requirement is the ultimate entrenchment device.

         61. The Continuing Director Requirement is invalid per se under Pennsylvania statutory law, in that it purports to limit the discretion of future Boards of Conrail. Pennsylvania law requires that any such limitation on Board discretion be set forth in a By-Law adopted by the stockholders. See Pa. BCL ss. 1721. Thus, the Defendant Directors were without power to adopt such a provision unilaterally by amending the Rights Agreement.

         62. Additionally, the Continuing Director Requirement is invalid under Conrail's By-Laws and Articles of Incorporation. Under Section 3.5 of Conrail's By-Laws, the power to direct the management of the business and affairs of Conrail is broadly vested in its duly elected board of directors. Insofar as the Continuing Director Requirement purports to restrict the power of Conrail's duly elected board of directors to redeem the rights or amend the Rights Agreement, it conflicts with Section 3.5 of Conrail's By-Laws and is therefore of no cause or effect. Article Eleven of Conrail's Articles of Incorporation permits Conrail's entire board to be removed without cause by stockholder vote. Read together with Section 3.5 of Conrail's ByLaws, Article Eleven enables Conrail's stockholders to replace the entire incumbent board with a new board fully empowered to direct the management of Conrail's business and affairs, and, specifically, to redeem the rights or amend the Rights Agreement. Insofar as the Continuing Director Requirement purports to render such action impossible, it conflicts with Conrail's Articles of Incorporation and is therefore of no cause or effect.

         63. Furthermore, the adoption of the Continuing Director Requirement constituted a breach of the Defendant Directors' fiduciary duty of loyalty. There existed no justification for the directors to attempt to negate the right of stockholders to elect a new Board in the event the stockholders disagree with the incumbent Board's policies, including their response to an acquisition proposal.

         64. Moreover, while the Defendant Directors disclosed the adoption of the Continuing Director Requirement, they have failed to disclose its illegality and the illegality of their conduct in adopting it. If they are not required to make corrective disclosures, defendants will permit the disclosure of the Continuing Director Requirement's adoption to distort stockholder choice in connection with the special meeting, the CSX Offer, and (if they have not successfully locked up voting control of Conrail by then) in the next annual election of directors. The Defendant Directors' conduct is thus fraudulent, in that they have failed to act fairly and honestly toward the Conrail stockholders, and intended to preserve their incumbency and that of current management, to the detriment of Conrail's stockholders and other constituencies. Accordingly, such action should be declared void and of no force or effect. Furthermore, adequate corrective disclosure should be required.

Conrail's Charter Permits The Removal
and Replacement of Its Entire Board of
Directors At Its Next Annual Meeting
--------------------------------------

         65. As noted above, plaintiff NS intends to facilitate the NS Proposal by replacing the Conrail board at Conrail's next annual meeting. Conrail's next annual meeting is scheduled to be held on May 21, 1997 (according to Conrail's April 3, 1996 Proxy Statement, as filed with the Securities and Exchange Commission).

         66. The Defendant Directors adopted the Continuing Director Requirement in part because they recognized that under Conrail's Articles, its entire

Board, even though staggered, may be removed without cause at Conrail's next annual meeting.

         67. Section 3.1 of Conrail's By-Laws provides that the Conrail Board shall consist of 13 directors, but presently there are only 11. The Conrail Board is classified into three classes. Each class of directors serves for a term of three years, which terms are staggered.

         68.  Article 11 of Conrail's Articles provides that:

    The entire Board of Directors, or a class of the Board where the Board is classified with respect to the power to elect directors, or any individual director may be removed from office without assigning any cause by vote of stockholders entitled to cast at least a majority of the votes which all stockholders would be entitled to cast at any annual election of directors or of such class of directors.

         69. Under the plain language of Article 11, the entire Conrail Board, or any one or more of Conrail's directors, may be removed without cause by a majority vote of the Conrail stockholders entitled to vote at the Annual Meeting. Plaintiffs anticipate, however, that defendants will argue that under
Article 11, only one class may be removed at each annual meeting. Accordingly, plaintiffs seek a declaratory judgment that pursuant to Article 11, the entire Conrail Board, or any one or more of Conrail's directors, may be removed without cause at Conrail's next annual meeting.

                               Declaratory Relief
                               ------------------

         70. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. ss. 2201. The Defendant Directors' adoption of the CSX Transaction (with its discriminatory Charter Amendment poison pill, and state anti-takeover statute treatment and draconian lock-up provisions) as well as their earlier adoption of the Continuing Director Requirement, clearly demonstrate their bad faith entrenchment motivation and, in light of the NS Proposal, that there is a substantial controversy between the parties. Indeed, given the NS Proposal, the adverse legal interests of the parties are real and immediate. Defendants can be expected to vigorously oppose each judicial declaration sought by plaintiffs, in order to maintain their incumbency and defeat the NS Proposal -- despite the benefits it would provide to Conrail's stockholders and other constituencies.

         71. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                               Irreparable Injury
                               ------------------

         72. The Defendant Directors' adoption of the CSX Transaction (with its discriminatory Charter Amendment, poison pill and state antitakeover statute treatment and draconian lock-up provisions) as well as their earlier adoption of the Continuing Director Requirement threatens to deny Conrail's stockholders their right to exercise their corporate franchise without manipulation, coercion or false and misleading disclosures and to deprive them of a unique opportunity to receive maximum value for their stock. The resulting injury to plaintiffs and all of Conrail's stockholders would not be adequately compensable in money damages and would constitute irreparable harm.

                             Derivative Allegations
                             ----------------------

         73. Plaintiffs bring each of the causes of action reflected in Counts One through Seven and Fourteen and Fifteen below individually and directly. Alternatively, to the extent required by law, plaintiffs bring such causes of action derivatively on behalf of Conrail.

         74. No demand has been made on Conrail's Board of Directors to prosecute the claims set forth herein since, for the reasons set forth below, any such demand would have been a vain and useless act:

              a. The Defendant Directors have acted fraudulently by pursuing defendants' campaign of misinformation, described above, in order to coerce, mislead, and manipulate Conrail shareholders to swiftly deliver control of Conrail to the low bidder.

              b. The form of resolution by which the shareholders are being asked to approve the Charter Amendment is illegal and ultra vires in that it purports to authorize the Conrail Board to discriminatorily withhold filing the certificate of amendment even after shareholder approval. Thus, its submission to the shareholders is illegal and ultra vires and therefore not subject to the protections of the business judgment rule.

              c. The Conrail directors' selective amendment of the Conrail poison pill and discriminatory preferential treatment of the CSX Transaction under the Pennsylvania Business Combination Statute were motivated by their personal interest in entrenchment, constituting a breach of their fiduciary duty of loyalty and rendering the business judgment rule inapplicable.

              d. The defendant directors' adoption of the break-up fee and stock option lock-ups in favor of CSX was motivated by their personal interest in entrenchment, constituting a breach of their duty of loyalty and rendering the business judgment rule inapplicable.

              e. The Continuing Director Requirement is illegal and ultra vires under Pennsylvania statutory law and under Conrail's charter and bylaws, rendering the business judgment rule inapplicable to its adoption by the Director Defendants.

              f. In adopting the Continuing Director Requirement, each of the Defendant Directors has failed to act fairly and honestly toward Conrail and its stockholders, insofar as by doing so the Defendant Directors, to preserve their own incumbency, have purported to eliminate the stockholders' fundamental franchise right to elect directors who would be receptive to a sale of control of Conrail to the highest bidder. There is no reason to think that, having adopted this ultimate in entrenchment devices, the Defendant Directors would take action that would eliminate it.

              g. Additionally, the Defendant Directors have acted fraudulently, in that they intentionally have failed to disclose the plain illegality of their conduct.

              h. There exists no reasonable prospect that the Defendant Directors would take action to invalidate the Continuing Director Requirement. First, pursuant to Pennsylvania statute, their fiduciary duties purportedly do not require them to amend the Rights Plan in any way. Second, given their dishonest and fraudulent entrenchment motivation, the Defendant Directors would certainly not commence legal proceedings to invalidate the Continuing Director Requirement.

         75. Plaintiffs are currently beneficial owners of Conrail common stock. Plaintiffs' challenge to the CSX Transaction (including the illegal Charter Amendment, discriminatory treatment, and lock-ups) and to the Continuing Director Requirement presents a strong prima facie case, insofar as the Defendant Directors have deliberately and intentionally, without justification, acted to foreclose free choice by Conrail's shareholders.

If this action were not maintained, serious injustice would result, in that defendants would be permitted illegally and in pursuit of personal, rather than proper corporate interests to deprive Conrail stockholders of free choice and a unique opportunity to maximize the value of their investments through the NS Proposal, and depriving plaintiff NS of a unique acquisition opportunity.

         76. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

                                   COUNT ONE
                                   ---------
                         (Breach of Fiduciary Duty with
                       Respect to the Charter Amendment)

         77. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         78. The Conrail directors were and are obligated by their fiduciary duties of due care and loyalty, to act in the best interests of the corporation.

         79. In conjunction with the proposed merger, the Conrail board of directors has approved, and recommended that the shareholders approve, an amendment to Conrail's charter. The amendment is required to allow a third party to acquire more than 20% of Conrail's stock.

         80. The Conrail directors have publicly stated their intention to file the amendment only if the requisite number of shares are tendered to CSX.

         81. By adopting the illegal Charter Amendment and then discriminately applying it to benefit themselves, the Conrail directors have breached their fiduciary duties of care and loyalty.

         82.  Plaintiffs have no adequate remedy at law.

                                   COUNT TWO
                                   ---------
                           (Breach of Fiduciary Duty
                        With Respect to the Poison Pill)

         83. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         84. The Conrail board of directors adopted its Poison Pill Plan with the ostensible purpose of protecting its shareholders against the consummation of unfair acquisition proposals that may fail to maximize shareholder value.

         85. The Conrail Board has announced its intention to merge with CSX and the Conrail Board has also sought to exempt CSX from the provisions in the poison pill.

         86. Additionally, the Conrail Board has committed itself to not pursue any competing offer for the Company.

         87. By selectively and discriminately determining to exempt CSX, and only CSX, from the poison pill provisions, to the detriment to Conrail's shareholders, the Conrail directors have breached their fiduciary duties of care and loyalty.

         88.  Plaintiffs have no adequate remedy at law.

                                  COUNT THREE
                                  -----------
                           (Breach of Fiduciary Duty
                        with Respect to the Pennsylvania
                         Business Combinations Statute)

         89. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         90. By approving the CSX Offer prior to its consummation, the Defendant Directors have rendered the Pennsylvania Business Combinations Statute, subchapter 25F of the Pennsylvania Business Corporation Law, and, particularly, its five-year ban on mergers with substantial stockholders, inapplicable to the CSX Transaction, while it remains as an impediment to competing higher acquisition offers such as the NS Proposal.

         91. By selectively and discriminately exempting the CSX Transaction from the five-year merger ban, for the purpose of facilitating a transaction that will provide substantial personal benefits to Conrail management while delivering Conrail to the low bidder, the Defendant Directors have breached their fiduciary duties of care and loyalty.

         92.  Plaintiffs have no adequate remedy at law.

                                   COUNT FOUR
                                   ----------
                         (Breach of Fiduciary Duty with
                       Respect to the Lockup Provisions)

         93. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         94. In conjunction with the merger agreement, the Conrail Board has agreed to termination fees of $300 million and to the lock-up Stock Option Agreement.

         95. These provisions confer no benefit upon Conrail's shareholders and in fact operate and are intended to operate to impede or foreclose further bidding for Conrail.

         96. The Conrail directors have adopted these provisions without regard to what is in the best interest of the Company and its shareholders, in violation of their fiduciary duties.

         97.  Plaintiffs have no adequate remedy at law.

                                   COUNT FIVE
                                   ----------
                           Declaratory Relief Against
                        Conrail and Defendant Directors
                      (The Continuing Director Requirement
                        Is Void Under Pennsylvania Law)

         98. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         99. Under Pennsylvania law, the business and affairs of a Pennsylvania corporation are to be managed under the direction of the Board of Directors unless otherwise provided by statute or in a By-Law adopted by the stockholders. Pa. BCL ss. 1721.

         100. Under Pennsylvania law, agreements restricting the managerial discretion of directors are permissible only in statutory close corporations.

         101. No statute countenances Conrail's and the current Board's adoption of the Continuing Director Requirement. No Conrail By-Law adopted by the Conrail stockholders provides that the current Board may limit a future Board's management and direction of Conrail. Conrail is not a statutory close corporation.

         102. Adoption of the Continuing Director Requirement constitutes an unlawful attempt by the Defendant Directors to limit the discretion of a future

Board of Directors with respect to the management of Conrail. In particular, under the Continuing Director Requirement, a duly elected Board of Directors which includes less than two continuing directors would be unable to redeem or modify Conrail's poison pill even upon determining that to do so would be in Conrail's best interests.

         103. Plaintiffs seek a declaration that the Continuing Director Requirement is contrary to Pennsylvania statute and therefore null and void.

         104. Plaintiffs have no adequate remedy at law.

                                   COUNT SIX
                                   ---------
                           Declaratory Relief Against
                        Conrail and Defendant Directors
                      (The Continuing Director Requirement
                        Is Void Under Conrail's Articles
                         of Incorporation And By-Laws)

         105. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         106. Under Section 3.5 of Conrail's By-Laws,

              The business and affairs of the Corporation shall be managed under the direction of the Board which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles or by these By-Laws directed or required to be exercised and done by the shareholders.

         107. Pursuant to Section 1505 of the Pennsylvania Business Corporation Law, the By-Laws of a Pennsylvania corporation operate as regulations among the shareholders and affect contracts and other dealings between the corporation and the stockholders and among the stockholders as they relate to the corporation. Accordingly, the Rights Plan and the rights issued thereunder are subject to and affected by Conrail's ByLaws.

         108. Insofar as it purports to remove from the duly elected board of Conrail the power to redeem the rights or amend the Rights Plan, the Continuing Director Requirement directly conflicts with Section 3.5 of Conrail's By-Laws, and is therefore void and unenforceable.

         109. Article Eleven of Conrail's Articles of Incorporation provides that Conrail's entire board may be removed without cause by vote of a majority of the stockholders who would be entitled to vote in the election of directors. Read together with Section 3.5 of Conrail's By-Laws, Article Eleven enables the stockholders to replace the entire incumbent board with a new board with all powers of the incumbent board, including the power to redeem the rights or to amend the

Rights Agreement. The Continuing Director Requirement purports to prevent the stockholders from doing so, and is therefore void and unenforceable.

         110. Plaintiffs have no adequate remedy at law.

                                  COUNT SEVEN
                                  -----------
                           Declaratory Relief Against
                        Conrail and Defendant Directors
                (Adoption of the Continuing Director Requirement
                  Constituted A Breach of the Duty of Loyalty)

         111. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         112. Adoption of the Continuing Director Requirement constituted a breach of the duty of loyalty on the part of the Defendant Directors. Such adoption was the result of bad faith entrenchment motivation rather than a belief that the action was in the best interests of Conrail. In adopting the Continuing Director Requirement, the Defendant Directors have purported to circumvent the Conrail stockholders' fundamental franchise rights, and thus have failed to act honestly and fairly toward Conrail and its stockholders. Moreover, the Defendant Directors adopted the Continuing Director Requirement without first conducting a reasonable investigation.

         113. The Continuing Director Requirement not only impedes acquisition of Conrail stock in the NS Offer, it also impedes any proxy solicitation in support of the NS Proposal because Conrail stockholders will, unless the provision is invalidated, believe that the nominees of plaintiffs will be powerless to redeem the poison pill rights in the event they conclude that redemption is in the best interests of the corporation. Thus, stockholders may believe that voting in favor of plaintiffs' nominees would be futile. The Defendant Directors intended their actions to cause Conrail's stockholders to hold such belief.

         114. Plaintiffs seek a declaration that the Defendant Directors' adoption of the Continuing Director Requirement was in violation of their fiduciary duty and, thus, null, void and unenforceable.

         115. Plaintiffs have no adequate remedy at law.

                                  COUNT EIGHT
                                  -----------
                       (Declaratory and Injunctive Relief
                       Against Conrail and the Defendant
                    Directors for Violation of Section 14(a)
                       of the Exchange Act and Rule 14a-9
                            Promulgated Thereunder)

         116. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         117. Section 14(a) of the Exchange Act provides that it is unlawful to use the mails or any means or instrumentality of interstate commerce to solicit proxies in contravention of any rule promulgated by the SEC. 15 U.S.C. ss. 78n(a).

         118. Rule 14a-9 provides in pertinent part: "No solicitation subject to this regulation shall be made by means of any ... communication, written or oral, containing any statement which, at the time, and in light of the circumstances under which it is made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...." 17 C.F.R. ss.
240.14a-9.

         119. Conrail's Preliminary Proxy Statement contains the misrepresentations detailed in paragraph 48 above. It also omits to disclose the material facts detailed in paragraph 51 above.

         120. Unless defendants are required by this Court to make corrective disclosures, Conrail's stockholders will be deprived of their federal right to exercise meaningfully their voting franchise.

         121. The defendants' false and misleading statements and omissions described above are essential links in defendants' effort to deprive Conrail's shareholders of their ability to exercise choice concerning their investment in Conrail and their voting franchise.

         122. Plaintiffs have no adequate remedy at law.

                                   COUNT NINE
                                   ----------
                      (Against Defendant CSX For Violation
                    Of Section 14(d) Of The Exchange Act And
                         Rules Promulgated Thereunder)

         123. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         124. Section 14(d) provides in pertinent part: "It shall be unlawful for any person, directly or indirectly by use of the mails or by any means or instrumentality of interstate commerce ... to make a tender offer for ... any class of any equity security which is registered pursuant to section 781 of this title, ... if, after consummation thereof, such person would, directly or indirectly, be the beneficial owner of more than 5 per centum of such class, unless at the time copies of the offer, request or invitation are first published, sent or given to security holders such person has filed with the Commission a statement containing such of the information specified in section 78m(d) of this title, and such additional information as the Commission may by rules and regulations prosecute ...." 15 U.S.C.
ss. 78n(d).

         125. On October 16, 1996, defendant CSX filed with the SEC its
Schedule 14D-1 pursuant to Section 14(d).

         126. CSX's Schedule 14D-1 contains each of the false and misleading material misrepresentations of fact detailed in paragraph 49 above. Furthermore, CSX's Schedule 14D-1 omits disclosure of the material facts detailed in paragraph 51 above. As a consequence of the foregoing, CSX has violated, and unless enjoined will continue to violate, Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder.

         127. CSX made the material misrepresentations and omissions described above intentionally and knowingly, for the purpose of fraudulently coercing, misleading, and manipulating Conrail's shareholders to tender their shares into the CSX tender offer.

         128. Plaintiffs have no adequate remedy at law.

                                   COUNT TEN
                                   ---------
                    (Against Defendant Conrail For Violation
                    Of Section 14(d) Of The Exchange Act And
                         Rules Promulgated Thereunder)

         129. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         130. Section 14(d)(4) provides in pertinent part: "Any solicitation or recommendation to the holders of [securities for which a tender offer has been made] to accept or reject a tender offer or request or invitation for tender shall be made in accordance with such rules and regulations as the [S.E.C.] may prescribe as necessary or appropriate in the public interest of investors." Rule 14d-9 provides in pertinent part: "No solicitation or recommendation to security holders shall be made by [the subject company] with respect to a tender offer for such securities unless as soon as practicable on the date such solicitation or recommendation is first published or sent or given to security holders such person ... file[s] with the [S.E.C.] eight copies of a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9."

         131. On October 16, 1996, Conrail (i) published its board of directors' recommendation that Conrail shareholders tender their shares in the CSX Offer and (ii) filed with the SEC its Schedule 14D-9.

         132. Conrail's Schedule 14D-9 contains each of the false and misleading material misrepresentations detailed in paragraph 50 above. Further, Conrail's Schedule 14D-9 omits disclosure of the material facts detailed in paragraph 51 above. As a consequence of the foregoing, Conrail has violated, and unless enjoined will continue to violate, Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder.

         133. Conrail made the material misrepresentations and omissions described above intentionally and knowingly, for the purpose of fraudulently coercing, misleading and manipulating Conrail's shareholders to tender their shares into the CSX Offer.

         134. Plaintiffs have no adequate remedy at law.

                                  COUNT ELEVEN
                                  ------------
                     (Against Conrail and CSX for Violation
                      of Section 14(e) of the Exchange Act
                       and Rules Promulgated Thereunder)

         135. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         136. Section 14(e) provides in pertinent part: "It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices in connection with any tender offer . . . or any solicitation of security holders in opposition to or in favor of any such offer . . . ." Defendants have violated and threaten to continue to violate Section 14(e).

         137. The CSX Schedule 14D-1 constitutes a communication made under circumstances reasonably calculated to result in the procurement of tenders from Conrail shareholders in favor of the CSX Offer.

         138. The Conrail Schedule 14D-9 and Proxy Statement constitute communications made under circumstances reasonably calculated to result in the procurement of tenders from Conrail shareholders in favor of the CSX Offer.

         139. The CSX Schedule 14D-1 contains the false and misleading material misrepresentations detailed in paragraph 49 above. The CSX Schedule 14D-1 omits disclosure of the material facts detailed in paragraph 51 above.

         140. The Conrail Schedule 14D-9 contains the false and misleading material misrepresentations detailed in paragraph 50 above. The Conrail
Schedule 14D-9 omits disclosure of the material facts detailed in paragraph 51 above.

         141. The Conrail Proxy Statement contains the false and misleading material misrepresentations detailed in paragraph 48 above. The Conrail Proxy Statement omits disclosure of the material facts detailed in paragraph 51 above.

         142. These omitted facts are material to the decisions of Conrail shareholders to hold, sell to market, or tender their shares in the CSX tender offer.

         143. The defendants intentionally and knowingly made the material misrepresentations and omissions described above, for the purpose of coercing, misleading, and manipulating Conrail shareholders to swiftly transfer control over Conrail to CSX by tendering their shares in the CSX Tender Offer.

         144. Absent declaratory and injunctive relief requiring adequate corrective disclosure, plaintiffs, as well as all of Conrail's shareholders, will be irreparably harmed. Conrail shareholders will be coerced by defendants' fraudulent and manipulative conduct to sell Conrail to the low bidder. Plaintiffs NS and NAC will be deprived of the unique opportunity to acquire and combine businesses with Conrail.

         145. Plaintiffs have no adequate remedy at law.

                                  COUNT TWELVE
                                  ------------
                    (Against Defendants Conrail and CSX For
                     Civil Conspiracy To Violate Section 14
                         Of The Exchange Act And Rules
                            Promulgated Thereunder)

         146. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         147. Defendants Conrail and CSX conspired and agreed to conduct the campaign of misinformation described in paragraphs 48 through 51 above for the purpose of coercing, misleading and manipulating Conrail shareholders to swiftly transfer control over Conrail to CSX. As set forth in Counts Eight through Eleven above, which are incorporated by reference herein, the defendants' campaign of misinformation is violative of Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

         148. Plaintiffs have no adequate remedy at law.

                                 COUNT THIRTEEN
                                 --------------
                              (Against Conrail for
                         Estoppel/Detrimental Reliance)

         149. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         150. By his actions, silence and statements during the period from September 1994 to October 15, 1996, and particularly by his statements to Mr. Goode in September and October of 1996 (as detailed above in paragraphs 17 through 24, defendant LeVan, purporting to act on behalf of Conrail and its Board of Directors and with apparent authority to so act, led Mr. Goode to believe that Conrail's Board was not interested in a sale of the company and that if and when the Conrail Board decided to pursue such a sale, it would let NS know and give NS an opportunity to bid.

         151. Prior to October 15, 1996, NS had justifiably relied on Mr. LeVan's false statements and representations in refraining from making a proposal to Conrail's Board or initiating a tender offer of its own for Conrail shares.

         152. Mr. LeVan and Conrail knew or should have known that their actions, silence, statements and representations to NS would induce NS to believe that

Conrail's board was not interested in selling the company and that NS would be given an opportunity to bid if Conrail's Board decided that Conrail would be sold.

         153. Mr. LeVan and Conrail knew or should have known that NS would rely upon their actions, silence, statements and representations to its detriment in refraining from making a proposal to Conrail's Board or initiating a tender offer of its own for Conrail shares.

         154. NS did in fact rely upon LeVan's and Conrail's actions, silence, statements and representations to its detriment in refraining from making a proposal to Conrail's Board or initiating a tender offer of its own for Conrail shares.

         155. Conrail and its Board are estopped from effectuating a sale of the company without giving NS an adequate opportunity to present its competing tender offer to the board of directors and Conrail shareholders. Similarly, any provision in the Merger Agreement between CSX and Conrail that would impede directors' or shareholders' ability to approve a competing tender offer or takeover proposal, such as that made by NS, is null and void.

         156. By virtue of NS's justifiable reliance on Conrail's and Mr. LeVan's actions, silence and statements, it has suffered and will continue to suffer irreparable harm.

         157. Plaintiffs have no adequate remedy at law.

                                 COUNT FOURTEEN
                                 --------------
                      (Unlawful And Ultra Vires Amendment
                    of Conrail's Articles of Incorporation)

         158. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         159. The Conrail Board of Directors are attempting to freeze out any competing tender offers and lock-up the CSX deal, to the detriment of shareholders, by improperly maneuvering to "opt-out" of the "antitakeover" provisions of The Pennsylvania Business Corporation Law in a discriminatory fashion. This procedure distorts and subverts the provisions of the Pennsylvania statute.

         160. At the Special Meeting of Conrail shareholders, such shareholders will be asked to approve the following amendment to Conrail's articles of incorporation, which has already been approved by the Conrail Board of
Directors: "Subchapter E, Subchapter G and Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, shall not be applicable to the Corporation."

         161. The defendant directors are also asking for authorization to exercise discretion in deciding whether or not to file the amendment. According to the proposed proxy materials, the defendant directors only intend to file the amendment if CSX is in a position to purchase more than 20% of Conrail's shares. Consequently, in effect, this amendment becomes a "deal specific" opt-out.

         162. The PBCL does not allow for such a discriminatory application of an opt-out provision. Section 2541(a) of the PBCL provides that Subchapter 25E will not apply to corporations that have amended their articles of incorporation to state that the Subchapter does not apply. Section 1914 of the PBCL provides that an articles amendment "shall be adopted" if it received the affirmative vote of a majority of shareholders entitled to vote on the amendment. While section 1914 also provides that the amendment need not be deemed to be adopted unless it has been approved by the directors, that approval has already been given.

         163. Conrail's Board is trying to distort and subvert the provisions of the Pennsylvania statute by keeping a shareholder approved opt-out from taking effect unless the CSX deal is moving forward. The PBCL is quite clear -- it allows corporations to exercise general, not selective, opt-outs. Therefore, any action taken at the November 14, 1996 shareholder meeting would be a nullity.

         164. If the November 14, 1996 shareholder meeting is allowed to take place and the amendment is passed, NS will suffer irreparable harm.

         165. Plaintiffs have no adequate remedy at law.

                                 COUNT FIFTEEN
                                 -------------
                           Declaratory Relief Against
                      Conrail and the Defendant Directors
                (Removal of the Entire Conrail Board, Or Any One
                 or More of Conrail's Directors, Without Cause)

         166. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

         167. Plaintiffs intend, if necessary to facilitate the NS Proposal, to solicit proxies to be used at Conrail's next Annual Meeting to remove Conrail's current Board of Directors.

         168. There is presently a controversy among Conrail, the Defendant Directors and the plaintiffs as to whether the entire Conrail Board, or any one or more of Conrail's directors, may be removed without cause at the Annual Meeting by a vote of the majority of Conrail stockholders entitled to cast a vote at the Annual Meeting.

         169. Plaintiffs seek a declaration that Article 11 of Conrail's Articles permits the removal of the entire Conrail Board, or any one or more of Conrail's directors, without cause by a majority vote of the Conrail stockholders entitled to cast a vote at an annual election.

         170. Plaintiffs have no adequate remedy at law.

         WHEREFORE, Plaintiffs respectfully request that this Court enter judgment against all defendants, and all persons in active concert or participation with them, as follows:

         A.   Declaring that:

              (a) defendants have violated Sections 14(a), 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder;

              (b) defendants' use of the Charter Amendment is violative of Pennsylvania statutory law and their fiduciary duties;

              (c) defendants' discriminatory use of Conrail's poison pill rights plan violates the director defendants' fiduciary duties;

              (d) the termination fees and stock option agreements granted by Conrail to CSX are violative of the defendants' fiduciary duties;

              (e) the "Continuing Director" Requirement of Conrail's poison pill rights plan is ultra vires and illegal under Pennsylvania Law and Conrail's Articles of Incorporation and Bylaws; and is illegal because its adoption constitutes a breach of the defendants' fiduciary duties;

              (f) Conrail's entire staggered or any one or more of its directors, can be removed without cause at Conrail's next annual meeting of stockholders; and

              (g)  The defendants have engaged in a civil conspiracy to violate
Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

         B. Preliminarily and permanently enjoining the defendants, their directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the defendants directly or indirectly, from:

              (a) commencing or continuing a tender offer for shares of Conrail stock or other Conrail securities;

              (b) seeking the approval by Conrail's stockholders of the Charter Amendment, or, in the event it has been approved by Conrail's stockholders, from taking any steps to make the Charter Amendment effective;

              (c) taking any action to redeem rights issued pursuant to Conrail's poison pill rights plan or render the rights plan inapplicable as to any offer by CSX without, at the same time, taking such action as to NS's outstanding offer;

              (d) taking any action to enforce the Continuing Director Requirement of Conrail's poison pill rights plan;

              (e) taking any action to enforce the termination fee or stock option agreement granted to CSX by Conrail;

              (f) failing to take such action as is necessary to exempt the NS Proposal from the provisions of the Pennsylvania Business Combination Statute; and

              (g) holding the Conrail Special Meeting until all necessary corrective disclosures have been made and adequately disseminated to Conrail's stockholders.

         C. Granting compensatory damages for all incidental injuries suffered as a result of defendants' unlawful conduct.

         D. Awarding plaintiffs the costs and disbursements of this action, including attorneys' fees.

         E. Granting plaintiffs such other and further relief as the court deems just and proper.



                                                 Respectfully submitted,



                                            By:
                                                 -----------------------------
                                                 Mary A. McLaughlin, Esquire
                                                 Attorney I.D. No. 24923
                                                 George G. Gordon, Esquire
                                                 Attorney I.D. No. 63072
                                                 Dechert, Price & Rhoads
                                                 4000 Bell Atlantic Tower
                                                 1717 Arch Street
                                                 Philadelphia, PA  19103
                                                 (215) 994-4000
                                                 Attorneys for Plaintiffs

Of Counsel:

Steven J. Rothschild
SKADDEN, ARPS, SLATE, MEAGHER & FLOM
One Rodney Square
P.O. Box 636
Wilmington, DE  19899
(302) 651-3000

DATED:  October 23, 1996


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